Charles J. Bair (858) 550-6142 cbair@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

January 5, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug
Daniel Greenspan
Vanessa Robertson
Joel Parker

Re:	Trius Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-162945)
Amendment No. 2

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client Trius Therapeutics, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2009. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as filed on December 10, 2009.

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 29, 2009 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Cover Page

1. We note your response to comment 7 and reissue the comment. In this regard, it appears your concerns can be addressed by revising the “Underwriting” section to include a definition of “sole book-running manager” and the significance of direct contact with such entity.

Response: The Company acknowledges the Staff’s comment and has deleted the references to “sole book-running manager” and “co-lead manager” on the cover page as requested.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 5, 2010

Page Two

Prospectus Summary

Overview, page 1

2. We note your response to comment 8 and reissue the comment. The presentation does not define the term gram-positive and the distinction between a first generation and second generation product is not clear.

Response: The Company acknowledges the Staff’s comment and has defined gram-positive immediately following the first time the term is used as requested. In addition, the Company has provided additional disclosure to clarify the distinction between a first generation and second generation oxazolidinone as requested.

3. We note the disclosure regarding the filing of a request for a Special Protocol Assessment related to a Phase 3 trial of Torezolid Phosphate for oral administration. Please expand your disclosure to disclose the nature of all communications received from the FDA regarding this request since you have made it.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 1 to disclose the nature of all communications received from the FDA regarding the Company’s request for a Special Protocol Assessment related to the Company’s first Phase 3 clinical trial.

The Market Opportunity for Torezolid Phosphate, page 2

4. Please expand the discussion to indicate the source of the sales data provided.

Response: The Company acknowledges the Staff’s comment and has expanded the discussion on page 2 to include the sources of the sales data as requested.

Use of Proceeds, page 41

5. Please expand the first bullet in the second paragraph to explain the extent to which the registrant’s research objectives are expected to be accomplished with the expenditure of the proceeds (i.e. completion of one Phase 3 trial for oral administration of Torezolid Phosphate for ABSSI , completion of one Phase 3 trial and the partial completion of the second Phase 3 trial for oral administration of Torezolid Phosphate for ABSSI, advancement of oral Torezolid Phosphate for ABSSI for oral administration through the filing of an NDA, completion of one Phase 3 trial for oral administration of Torezolid Phosphate for ABSSI and completion of a Phase 1 trial of Torezolid Phosphate for IV administration for ABSSI, etc.).

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 41 explaining the extent to which the Company expects to accomplish its research and development objectives through the expenditure of the proceeds from the proposed offering.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 5, 2010

Page Three

Principal Stockholders, pages 120-123

6. Please expand Footnote 5 on page 122 to identify the five Managers referred to in that footnote.

Response: The Company acknowledges the Staff’s comment and has identified the five Managers in Footnote 5 on page 122 as requested.

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6142 or Ethan E. Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.
John P. Schmid, Trius Therapeutics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley Godward Kronish LLP
Ethan E. Christensen, Esq., Cooley Godward Kronish LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM